July 1, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (405) 270-3609

Gregory F. Pilcher, Esq.
Senior Vice President, General Counsel and Secretary
New-Co Chemical, Inc.
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102


Re: 	New-Co Chemical, Inc.
	Registration Statement on Form S-1
Filed June 6, 2005
	File No. 333-125574


Dear Mr. Pilcher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

2. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

3. Various portions of your prospectus appear written from the perspective of someone who is already quite familiar with your company and the separation transaction. For example, without limitation, you reference "certain subsidiaries," "certain events,"
"certain products," "certain jurisdictions," and "certain benefits."
Revise to replace the term "certain" with disclosure that is meaningful to investors.

4. We may have further comment once items that are currently blank, such as portions of summary and selected financial data, and the capitalization and dilution tables, are completed.

5. Note 1 to your financial statements for the years ended
December
31, 2004, 2003, and 2002 states that Kerr-McGee`s board authorized management to pursue alternatives for the separation of its chemical business, including a "spin-off or sale." Is a sale still being contemplated by Kerr-McGee? Please tell us about such a sale, as we note from your document that Kerr-McGee "intends" to consummate the
Distribution and has sole discretion to decide if the Distribution will occur. We may have further comment based on your response.

Table of Contents, page i

6. Please revise your table of contents to contain the page numbers of the various sections and subdivisions of your prospectus. See
Regulation S-K, Item 502(a).

Prospectus Summary, page 1

7. Please balance your disclosure concerning your net sales by disclosing your net loss for 2004.

8. Please provide the basis for your comparative and factual assertions here and throughout your document regarding the size of your operations, your market share, your leading positions, and information related to your industry that appears here and in Industry Background, beginning on page 53. Please provide us with independent support for these statements.

9. Please revise your disclosure to identify the measure used to conclude that you are the third largest producer of titanium dioxide products.

Business Strategy, page 3

10. Please revise to explain what you mean by "scorecard approach."

Our relationship with Kerr-McGee, page 4

11. Please balance your disclosure in the first paragraph by stating that you will receive all assets and liabilities on an "as-is, where-is" basis and will have no recourse against Kerr-McGree for defects.
We note your disclosure on page 77 in the first paragraph under the subheading "Contribution Agreement."

12. Please explain how you will communicate the Distribution or Kerr-
McGee`s decision not to effect the Distribution to stockholders of New-Co Chemical.

13. Please disclose the total value of the transaction. We note that you will distribute all of the net proceeds of this offering to Kerr-
McGee, as well as all as majority of the net proceeds of any additional financing. What is the aggregate value of what Kerr-McGee receives in the separation?

Additional Financing, page 5

14. You state that your expect to obtain additional financing concurrently with or shortly following the completion of the offering. Please provide updated and detailed disclosure once more information is available and file any corresponding documents.

Dividend Policy, page 7

15. Please revise pages seven and 26 to remove disclosure of your intended dividend amount or demonstrate your ability to pay the regular quarterly dividend.

Summary Financial Data, page 9

16. Please ensure that, when completed, your presentations on pages nine and 27 include discussion of each adjustment between the actual and adjusted columns.

17. The subtotal in your reconciliation of net income to adjusted
EBITDA currently characterized as EBITDA is adjusted for items other than interest, taxes, depreciation, and amortization. Please move these additional adjustments below the EBITDA subtotal.

18. Please also provide each of the disclosures required by Item
10(e) of Regulation S-K for the non-GAAP measure currently characterized as EBITDA.

19. Please revise your reconciliation of net income to adjusted
EBITDA to separately present interest expense from loss on the sale of receivables, and depreciation and amortization from asset write-downs.

20. It is unclear whether your presentation of adjusted EBITDA as a liquidity measure is appropriate given its adjustment for environmental remediation and restoration costs, net of reimbursements. Such costs appear to require cash settlement. Please tell us why you believe your presentation is consistent with
Item 10(e)(1)(ii)(A) of Regulation S-K and the response to Question
10 from the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

21. Please revise your disclosure to provide a direct reconciliation from your non-GAAP liquidity measure, adjusted EBITDA, to cash provided by operating activities. Your current presentation of a reconciliation of your non-GAAP measure to net income alongside a reconciliation of net income to cash provided by operating activities is less understandable than a direct reconciliation. This is so in part because the two reconciliations you present share several similarly labeled line items with different amounts for the same periods. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Risk Factors, page 12

22. Please add a risk factor noting that you have been losing money in recent periods.

We will have liabilities that are not typical . . ., page 12

23. Please revise your heading and discussion to specify the risk you will face. What liabilities are associated with the "treatment of forest products, the production of ammonium perchlorate, the refining and marketing of petroleum products and the mining, milling and processing of nuclear materials?" Please keep in mind that someone unfamiliar with the titanium dioxide business or these other businesses should be able to understand these risks.

Costs of environmental liabilities . . ., page 12

24. Please revise the statement in that "[i]t is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters," as you are responsible for all information in your prospectus. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries. . . page 14

25. Describe with greater specificity the risks that arise from your operations in specific foreign markets. For example, in which countries or regions are you subject to civil disturbances or political instability and what measures have you undertaken to address this? Are there specific countries in which you operate that may be more susceptible to changes in political, legal, regulatory or economic conditions? Please revise.

Management`s Discussion and Analysis, page 30
Overview, page 30

26. Please revise your presentation to include discussion of net income wherever adjusted EBITDA is discussed, including the first paragraph of this section. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Results of Operations, page 32

27. Please revise your presentation of summarized segment results on page 32 to include a reconciliation of the sum of your segments` performance measures, which you refer to as operating profit
(loss),
to GAAP operating income. Please refer to Question 19 from the June
13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

28. Please revise your discussion of period-to-period results to quantify the incremental impact of each business reasons noted as contributing to a change between periods. Please also revise your discussion of segment results to include gross margin. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Contractual Obligations and Commitments, page 41

29. We note your disclosure on page 42 that Kerr-McGee Chemical Worldwide LLC`s guarantee on the 2001 note is expected to be removed prior to the offering. Tell us whether the note holders have released this entity from the guarantee upon separation from Kerr-McGee or, alternatively, that Kerr-McGee has agreed to indemnify you for any loses under the guarantee. If the holders of the notes have not released Kerr-McGee Chemical Worldwide from the guarantee, provide supplemental explanation how the obligation as guarantor of the notes has been extinguished, as you might be secondarily liable if Kerr-McGee were unable or unwilling to honor the notes. We may have additional comments upon review of your response.

Income Taxes, page 48

30. We note your disclosure that if Kerr-McGee fails to pay taxes attributable to it under the tax sharing agreement for periods prior to and including its current taxable year, that you could be liable for these taxes. If material, please disclose this in your risk factors.

Critical Accounting Policies, page 46
Benefit Plans, page 48

31. We note your statement here that Kerr-McGee is transferring unfunded defined benefit obligations to you and that the projected benefit obligation that you will incur is $147 million. Please reconcile this disclosure with your statement on page 84 that you anticipate the plan being "fully funded as of the completion of the
Distribution."

Patents and Other Intellectual Property, page 66

32. Please disclose when your intellectual property rights with respect to your material patents expire or terminate.

Legal Proceedings, page 68

33. We note "some" of your lawsuits and claims pending against you are summarized in this section. Please revise to delete the term "some," remove the cross-reference to note 21, and disclose all of the information required by Item 103 of Regulation S-K. We may have further comment based on your revised disclosure.

Board of Directors, page 70

34. Disclose the class that each board member will belong to upon consummation of the offering.

Director Compensation, page 72

35. Please revise to disclose what you mean by "customary compensation." Use quantification in your revised disclosure, if available.



Description of Capital Stock, page 86

36. Please revise your disclosure to clarify the voting preference for Class B shares after the distribution of the shares to Kerr-
McGee`s shareholders.

Shares Eligible For Future Sale, page 95
The Distribution, page 96

37. We note your statement that shares of Class B common stock distributed to Kerr-McGee common stockholders will generally be freely transferable. Please revise to clarify how these shares will become registered with the Commission.

Certain United States Federal Income and Estate Tax Consequences .
..
.., page 97

38. Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

Underwriting, page 100

39. Please revise to clarify the condition in the first bullet point.

Lock-Up Agreements, page 101

40. Confirm that there are no agreements or understandings between Lehman Brothers Inc. and J.P. Morgan Securities Inc. and any of the persons subject to the lock-up agreements to permit those persons to resell their shares before the lock-up period`s expiration.
Please
also disclose the criteria that the underwriters will use in determining whether to consent to releasing the securities subject to the lock-up agreement.

Directed Share Program, page 102

41. Please confirm, if true, the following regarding your directed share program:
* Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
* No offers were made prior to the filing of the registration statement;
* Offers were made only with the prospectus; and
* No funds have been or will be committed or paid prior to effectiveness of the registration statement.
Also, please state whether or not the shares purchased as part of the directed share program will be subject to the lock-up agreement and provide us with copies of the materials that you will send to the directed share program participants.

Electronic Distribution, page 103

42. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

43. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Where you can find additional information, page 104

44. Delete the language that statements contained in the prospectus about the contents of any contract or other document "are not necessarily complete" and are "qualified by the provisions in such exhibit, to which reference is hereby made." Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements "are not necessarily complete," disclose that all material provisions of the contract or other document are discussed in the prospectus. Please make corresponding revisions elsewhere in your document where you state that descriptions of agreements are not complete.

Financial Statements
Statement of Operations, page F-3

45. Please provide us with a reconciliation of the provision for environmental remediation and restoration, net of reimbursements line item on the statement of operations to that on the statement of cash flows.

Note 1 - The Company, page F-7

46. Please tell us more regarding the recapitalization referred to in the second paragraph on page F-7 and tell us why its extent is currently unknown.
Note 2 - Significant Accounting Policies, page F-8
Basis of Combination, page F-8

47. Please provide us with your significance computations under Rules
3-09 and 4-08(g) of Regulation S-X for the Tiwest joint venture and other 50% or less owned entities for each period presented.

Property, Plant and Equipment, page F-9

48. Please revise your disclosure to segregate machinery and equipment to enable you to provide narrower ranges of useful lives than 3 to 25 years.

Retirements and Sales, page F-9

49. Please revise your statement of operations to reflect gains or losses on the sale of property, plant and equipment before the unlabeled subtotal depicting operating income. Please refer to paragraph 45 of SFAS 144.

Employee Stock-Based Compensation, page F-12

50. Please revise your disclosure to include your accounting policy for performance units.

Revenue Recognition, page F-12

51. Please disclose the types of expenses that you include in the cost of goods sold and selling, general and administrative expenses line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold while others like you exclude a portion of them from gross margin, including them in the selling, general and administrative expense line item.

Note 11 - Goodwill and Other Intangible Assets, page F-20

52. Please disclose the nature of your indefinite-lived intangible assets and the basis for their classification as indefinite-lived.

Note 18 - Employee Benefit Plans, page F-29

53. Please revise your disclosure to include additional information regarding the assets and liabilities to be transferred to you on the distribution date. Please provide a description of the basis for their calculation. Please also provide us with additional information to help us understand why such amounts, which will be determined on the distribution date, cannot currently be determined.

54. Please also provide us with additional explanation to help us understand why, given that you will assume the U.S. employee benefit plan liabilities related to your employees, their exclusion from your financial statements is appropriate. Please also address why you believe the disclosures specified by SFAS 132R are not required for the U.S. plans.

Note 21 - Contingencies, page F-37
Environmental, page F-38

55. If true, please revise your disclosure to clarify that a range of the possible additional losses related to environmental contingencies is not estimable for any of the individual sites discussed or in total.

Litigation and Claims, page F-46
Forest Products Litigation, page F-47

56. Please revise your disclosure in the first full paragraph on page
F-48 to clarify whether you believe that the ultimate resolution of the forest products litigation will have a material adverse effect on your cash flows.

Interim Financial Statements

57. Please address the comments above in your interim financial statements as appropriate.

Exhibits

58. We note that you plan to file nearly all of your exhibits by amendment, including all of the agreements related to your separation from Kerr-McGee. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. Please file these exhibits with enough time for us to review them before requesting effectiveness.



59. We note these disclosures in which you refer to experts:
* on pages 49 and F-33 you disclose you based your expected long-term rate of return for the Netherlands pension plan assets on the advice of third-party consultants; and
* on pages F-38 and F-63 you indicate that you consulted with counsel in concluding on the adequacy of your reserves for environmental and other contingencies.
You must identify these experts or delete your reference to them. If you chose to refer to and identify these experts, you must include these experts` consents in your Form S-1. See Rule 436(b) of Regulation C under the Securities Act.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director



cc:	David B.H. Martin, Esq. (via facsimile 202/778-5128)
      Covington & Burling
      1201 Pennsylvania Avenue, N.W.
      Washington, DC 20004
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Gregory F. Pilcher
New-Co Chemical, Inc.
June 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE